PRICING SUPPLEMENT NO. 6                            Filed under Rule 424(b)(3)
To Prospectus Dated April 20, 1990 and              File Number 33-34133-01
Prospectus Supplement Dated February 17, 1994

                           MOBIL OIL CORPORATION
                    EMPLOYEE STOCK OWNERSHIP PLAN TRUST

                             MEDIUM-TERM NOTES
                      GUARANTEED BY MOBIL CORPORATION

             Due More Than Nine Months From the Date of Issue

FACE AMOUNT:  $25,000,000                    CUSIP:  60708 Q AF8

FORM:  Book Entry

ORIGINAL ISSUE             INITIAL REDEMPTION       INTEREST RATE:
DATE: 02/28/97             DATE: N/A                6.25%

INTEREST ACCRUAL           INITIAL REDEMPTION       ORIGINAL MATURITY
DATE: 02/28/97             PERCENTAGE:  N/A         DATE:  08/31/2001

APPLICABILITY OF           OPTIONAL REPAYMENT       TOTAL AMOUNT
MODIFIED PAYMENT           DATES:  N/A              OF OID:  N/A
UPON ACCELERATION:  N/A

APPLICABILITY              ANNUAL REDEMPTION        ORIGINAL
OF ANNUAL INTEREST         PERCENTAGE:  N/A         YIELD TO
PAYMENTS:  N/A                                      MATURITY:  N/A

INTEREST                   SPECIFIED                INITIAL
PAYMENT                    CURRENCY:                ACCRUAL
DATES:                     U.S. dollars             PERIOD OID:  N/A
The last day of
February and August
each year beginning
with 08/31/97

AGENT: MORGAN STANLEY & CO.

AGENT'S DISCOUNT OR
  COMMISSIONS:  0.477%

NET PROCEEDS TO ISSUER:  99.523%

                   The Date of this Pricing Supplement is February 21, 1997
                            DESCRIPTION OF THE OFFERED NOTES


General

   The following description of the terms of the Notes offered by this Pricing Supplement (the "Offered Notes") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Medium-Term Notes set forth in the accompanying Prospectus Supplement and of the Debt Securities set forth in the accompanying Prospectus, to which descriptions reference is hereby made. Capitalized terms not otherwise defined herein which are defined in the Prospectus Supplement have the meanings set forth therein.


Interest

      The Offered Notes are Fixed Rate Notes. Interest at 6.25% per annum is payable semiannually on the last day of each February and August beginning with August 31, 1997.


Payment of Principal and Interest

      If any Interest Payment Date, the Original Maturity Date or any date fixed for redemption at the option of the Issuer falls on a day that is not a Business Day, any principal or interest that would otherwise be payable on such date shall be paid on the next succeeding Business Day, and no interest shall accrue for the intervening period. For these purposes, "Business Day" shall mean any day, other than a Saturday or a Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or Chicago.

Redemption at the Option of the Issuer

          The Offered Notes are redeemable in whole or in part, at the option of the Issuer at any time, for an amount equal to the accrued interest to the date of redemption ( Optional Redemption Date ) plus the greater of (i) 100% of the principal amount being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Optional Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 10 basis points, minus accrued interest (other than accrued interest in default) to the Optional Redemption Date.

           Treasury Yield means, with respect to any Optional Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

           Comparable Treasury Issue means the United States Treasury security selected and designated to the Issuer in writing by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of
comparable maturity to the remaining term of this Note.   Independent
Investment Banker means one of the Reference Treasury Dealers (or, if no such firm is willing and able to select the Comparable Treasury Issue, an independent investment banking institution of national standing) appointed by the Indenture Trustee after consultation with the Issuer.

           Comparable Treasury Price means, with respect to any Optional Redemption Date: (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Optional Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated Composite 3:30 p.m.
Quotations for U.S. Government Securities  or (ii) if such release
(or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such Optional Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Indenture Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all such Quotations.
 Reference Treasury Dealer Quotations means, with respect to each Reference Treasury Dealer and any Optional Redemption Date, the average, as determined by the Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Indenture Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such Optional Redemption Date.

           Reference Treasury Dealer means each of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Company, J.P. Morgan Securities, Incorporated and another Primary Treasury Dealer (as defined herein) at the option of the Issuer, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a Primary Treasury Dealer ), the Issuer shall substitute therefor another Primary Treasury Dealer.

          Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

          If less than all the Notes are to be redeemed, the Trustee will select Notes for redemption pro rata or by lot or by such other method as the Indenture Trustee shall deem fair and appropriate. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued.

Cost of Commissions

      Pursuant to agreements between the Issuer, Mobil Oil Corporation and Mobil Corporation, the cost of commissions ultimately is to be borne by Mobil Corporation, and the Issuer effectively will receive net proceeds of 100%.